ACHIEVE LIFE SCIENCES, INC.

1040 West Georgia Street, Suite 1030

Vancouver, British Columbia, V6E 4H1

June 12, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ada D. Sarmento

Re:	Achieve Life Sciences, Inc. Registration Statement on Form S-1 (File No. 333-238970) originally filed June 5, 2020.

Requested Date: June 16, 2020

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Achieve Life Sciences, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Amanda Rose and Chelsea Anderson, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Ms. Anderson at (206) 389-4516 or, in her absence, Ms. Rose at (206) 389-4553.

***

Sincerely,

Achieve Life Sciences, Inc.

By:	/s/ John Bencich John Bencich Chief Financial Officer

cc:Richard Stewart, Chairman and Chief Executive Officer

Achieve Life Sciences, Inc.

Amanda Rose

Chelsea Anderson

Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]